Provident Energy Announces November Cash Distribution
NEWS RELEASE NUMBER 29-03	NOVEMBER 10, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its November cash distribution would be CDN$0.12 per unit payable on December 15, 2003.

Provident's revised distribution level is more reflective of cash flow and payout ratio expectations for the remainder of 2003 and 2004 based on a lower commodity price environment and a stronger Canadian dollar. In addition, Provident has identified an increased number of high return, low risk, internally generated programs that it expects to carry out in 2004. The revised distribution level will assist in funding the expenditures. For 2004 Provident estimates WTI crude oil prices to average US$25.75 per barrel, natural gas prices to average CDN$5.60 per million cubic feet at AECO, and a Canadian exchange rate of 1.35.

November distributions will be paid to unitholders of record on November 19, 2003. The ex-distribution date will be November 17, 2003. For unitholders receiving their distribution in U.S. funds, the November cash distribution will be approximately US$0.09 based on an exchange rate of 1.3237. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:	Corporate Head Office:
Jennifer Pierce	700, 112 - 4th Avenue S.W.
Senior Manager	Calgary, Alberta
Investor Relations and	Canada T2P 0H3
Communications	Phone: (403) 296-2233
Phone (403) 231-6736	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 261-6696
www.providentenergy.com